SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                  RYANAIR & HERTZ RENEW EXCLUSIVE PARTNERSHIP

Ryanair, Europe's No.1 low fares airline, today (Tuesday, 17th June 2003) announced a renewed partnership with Hertz, which will mean lower rates and greater availability for Ryanair passengers wishing to hire a car. To celebrate, anyone who hires a Hertz car on www.ryanair.com this summer, automatically enters a prize draw to win a brand new Ford Fiesta car.

Ryanair's Deputy Chief Executive, Michael Cawley said:

        "Ryanair already offer unbeatable value when it comes to low fares throughout Europe, and now with our new relationship with Hertz, we can now offer Ryanair passengers lower rates and greater availability when hiring a car.

        "For Ryanair passengers throughout Europe, it means that they can be assured that Hertz rental cars will be available to meet ALL flights at ALL Ryanair destinations, with lower rates and increased availability.

        "Ryanair.com is already Europe's largest travel website, and with this new partnership, we are committed to integrating our technology and marketing with Hertz".

Speaking today on the new partnership, Bill Jones, VP Sales and Marketing at Hertz Europe Ltd said:

        "I am delighted that we have been able to extend our contract with Ryanair and join them in providing European customers with an efficient, cost effective travel service.

        "To celebrate the renewal of our partnership with Ryanair, anyone booking car rental with Hertz via the Ryanair website this summer will automatically be entered into a prize draw to win a Ford Fiesta car for keeps! It's an exciting offer and it's so easy to enter. We're expecting a huge response ... so check in regularly on www.ryanair.com for more details!"


Ends.      Tuesday, 17th June 2003

For further information:

Paul Fitzsimmons - Ryanair  Tel: 00 353 1 812 1228

Pauline McAlester - Murray Consultants   Tel: 00 353 1 4980 300

Lisa Donohue, Hertz Europe - 00-44-20 8538 5256

Notes to Editors:

Ryanair has been in partnership with Hertz since 2001, and is Hertz' largest car rental partner in Europe. Millions of Ryanair passengers already book their Hertz rental car at www.ryanair.com making Hertz Ryanair's largest ancillary revenue partner.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  17 June 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director